Filed Pursuant to Rule 433

Registration Statement Number 333-141899

May 11, 2007

Final Term Sheet

Issuer:	Westar Energy, Inc.

Issue of Securities:	First Mortgage Bonds, 6.10% Series due 2047

Ratings:	Moody’s: Aaa; S&P: AAA; Fitch: AAA (Note: a securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.)

Insurer:	Financial Guaranty Insurance Company

Aggregate Principal Amount:	$150,000,000 (6,000,000 bonds)

Bondable Property:

As of March 31, 2007, approximately $99.5 million principal amount of additional first mortgage bonds could be issued under the most restrictive provisions of the company’s mortgage, taking into account the issuance of $150,000,000 of first mortgage bonds offered hereby.

Net Proceeds:	Approximately $144.1 million, after deducting the underwriters’ discounts and estimated offering expenses.

Denomination:	$25.00 (each $25.00 principal amount, a “bond”)

Maturity:	May 15, 2047

Coupon:	6.10% per annum, accruing from May 16, 2007

Interest Payment Dates:	Quarterly on May 15, August 15, November 15 and February 15, beginning on August 15, 2007

Redemption:

Westar may redeem the bonds, in whole or in part, at any time on or after May 15, 2012 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date.

CUSIP Number:	95709T 704

ISIN Number:	US95709T7046

Format:	SEC Registered

Expected Listing:	NYSE

Transaction Date:	May 11, 2007

Settlement Date:	May 16, 2007 (T+3)

Public Offering Price:	$25.00 per note; $150,000,000 total

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wachovia Capital Markets, LLC

Senior Co-Manager:	UBS Securities LLC

Co-Managers:	Banc of America Securities LLC Barclays Capital Inc. Deutsche Bank Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Capital Markets, LLC toll-free at 1-866-289-1262 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.

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